Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

Subject to Completion

Preliminary Term Sheet dated December 27, 2007

Units	Expected Pricing Date* January , 2008
Accelerated Return NotesSM	Expected Settlement Date January , 2008
Linked to a Global Equity Index Basket	Expected Maturity Date* March , 2009
Due , 2009	CUSIP No.
$10 principal amount per unit
Pricing Supplement No. 98

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

Accelerated Return Notessm

• 3-to-1 upside exposure, subject to a cap of between 15.00% to 19.00%
• A maturity of approximately 14 months
• 1-to-1 downside exposure, with no downside limit
• No periodic interest payments
• No listing on any securities exchange

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P-4 of product supplement ARN.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)           The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in January or February 2008, the settlement date may occur in January or February 2008 and the maturity date may occur in March or April 2009. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and S&P® are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and SEK is an authorized sublicensee.

“Nikkei 225 Index®” is a service mark of Nikkei, Inc., and has been authorized for use by SEK.

“Dow Jones” is a service mark of Dow Jones & Company, Inc. and has been licensed for use for certain purposes by SEK. The Notes are not sponsored, sold or promoted by Dow Jones. The “Dow Jones EURO STOXX 50SM” is proprietary and copyrighted material. The “Dow Jones EURO STOXX 50SM” and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc., and SEK is an authorized sublicensee. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Notes based on the Dow Jones EURO STOXX 505SM.

“STOXXSM” and “EURO STOXXSM” are trademarks of STOXX Limited and have been licensed for use by SEK.

Merrill Lynch & Co.

January   , 2008

Accelerated Return NotesSM	Linked to the Global Equity Index Basket due	,2009

Summary

The Accelerated Return NotesSM Linked to a Global Equity Index Basket due March      , 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation), Inc. that provide a leveraged return for investors, subject to a cap, if the value of the Global Equity Index Basket (the “Basket”) increases from the Starting Value, which will be set to 100 on the Pricing Date, to the Ending Value of the Basket, determined on valuation dates shortly before the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes.

The Basket is comprised of the S&P 500® Index, the Dow Jones EURO STOXX 50SM Index and the Nikkei 225® Index (each a “Basket Component Index” and together the “Basket Component Indices”), of which the weightings will be 33.34%, 33.33% and 33.33%, respectively, on the Pricing Date. With the Starting Value of the Basket being set to 100, the weighting assigned to each Basket Component Index will result in an almost equal contribution to the value of the Basket on the Pricing Date.

Terms of the Notes

Issuer:	AB Svensk Exportkredit (Swedish Export Credit Corporation)

Original Public Offering Price:	$10 per unit

Term:	Approximately 14 months

Market Measure:	Global Equity Index Basket

Starting Value:	The Starting Value will be set to 100 on the Pricing Date.
Ending Value:

The average of the closing levels of the Basket for the first five Calculation Days (as defined in product supplement ARN) during the Calculation Period shortly before the maturity date of the Notes as more fully described in product supplement ARN.

Capped Value:

Will represent a return of between 15.00% to 19.00% over the $10 original public offering price (or $11.50 to $11.90 per unit of the Notes). The actual Capped Value of the Notes will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

Calculation Period:

The period from and including the seventh scheduled Market Measure Business Day (as defined in product supplement ARN) before the maturity date to and including the second scheduled Market Measure Business Day before the maturity date.

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Determining Payment at Maturity for the Notes

In this case, you should expect to receive a payment that is less, and possibly significantly less, than the $10.00 original public offering price per unit.

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 17.00%, the midpoint of the range of 15.00% and 19.00%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical return of an investment in the Global Equity Index Basket excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are three examples of payment at maturity calculations, assuming a Capped Value of $11.70, the midpoint of the range of $11.50 and $11.90.

Example 1—The hypothetical Ending Value is 80.00% of the Starting Value:

Starting Value:  100.00

Hypothetical Ending Value:  80.00

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105.00% of the Starting Value:

Starting Value:  100.00

Hypothetical Ending Value:  105.00

Payment at maturity (per unit) = $11.50

Example 3—The hypothetical Ending Value is 120.00% of the Starting Value:

Starting Value:  100.00

Hypothetical Ending Value:  120.00

Payment at maturity (per unit) = $11.70 (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for a Starting Value and a range of hypothetical Ending Values of the Basket:

•                                          the percentage change from the Starting Value to the hypothetical Ending Value;

•                                          the total amount payable on the maturity date per unit;

•                                          the total rate of return to holders of the Notes;

•                                          the pretax annualized rate of return to holders of the Notes; and

•                                          the pretax annualized rate of return of a hypothetical investment in the stocks included in the Basket Component Indices, which includes an assumed aggregate dividend yield of 2.26% per annum, as more fully described below.

The table below assumes a Capped Value of $11.70, the midpoint of the range of $11.50 and $11.90.

Hypothetical Ending Value		Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit		Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Basket Component Indices (1)(2)
50.00		-50.00%	$5.00		-50.00%	-51.40%	-48.70%
60.00		-40.00%	$6.00		-40.00%	-39.32%	-36.76%
70.00		-30.00%	$7.00		-30.00%	-28.35%	-25.89%
80.00		-20.00%	$8.00		-20.00%	-18.24%	-15.86%
90.00		-10.00%	$9.00		-10.00%	-8.83%	-6.51%
92.00		-8.00%	$9.20		-8.00%	-7.02%	-4.71%
94.00		-6.00%	$9.40		-6.00%	-5.23%	-2.93%
96.00		-4.00%	$9.60		-4.00%	-3.47%	-1.17%
98.00		-2.00%	$9.80		-2.00%	-1.72%	0.56%
100.00	(3)	0.00%	$10.00		0.00%	0.00%	2.28%
102.00		2.00%	$10.60		6.00%	5.06%	3.98%
104.00		4.00%	$11.20		12.00%	9.95%	5.65%
106.00		6.00%	$11.70	(4)	17.00%	13.92%	7.31%
108.00		8.00%	$11.70		17.00%	13.92%	8.96%
110.00		10.00%	$11.70		17.00%	13.92%	10.58%
120.00		20.00%	$11.70		17.00%	13.92%	18.47%
130.00		30.00%	$11.70		17.00%	13.92%	26.00%

(1)                   The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from December 21, 2007 to February 21, 2009, a term expected to be similar to that of the Notes.

(2)                   This rate of return assumes:

(a)        a percentage change in the aggregate price of the stocks included in the Basket Component Indices that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)       a constant dividend yield of 2.26% per annum (which equals the weighted average of a dividend yield of 2.04% for the S&P 500 Index, 3.37% for the Dow Jones EURO STOXX 50 Index and 1.38% for the Nikkei 225 Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)        no transaction fees or expenses.

(3)                   The Starting Value will be set at 100 on the Pricing Date.

(4)                   The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value. This table assumes a Capped Value of $11.70 (the midpoint of the range of $11.50 and $11.90).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, Capped Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and the prospectus and prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•                       Your investment may result in a loss.

•                       Your yield may be lower than the yield on other debt securities of comparable maturity.

•                       You must rely on your own evaluations regarding the merits of an investment linked to the Basket.

•                       Your return is limited and may not reflect the return on a direct investment in the stocks included in the Basket Component Indices.

•                       Your return may be affected by factors affecting international securities markets.

•                       You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Basket Component Indices.

•                       In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing Merrill Lynch with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•                       Changes in the value of one or more Basket Component Indices may offset each other.

•                       The respective publishers of the Basket Component Indices may adjust the Basket Component Indices in a way that affects their levels, and these respective publishers have no obligation to consider your interests.

•                       Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•                       Purchases and sales by us and our affiliates may affect your return.

•                       Potential conflicts of interest could arise.

•                       Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

•                       You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

•                       You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

•                       You accept that the return on the Notes will not exceed the Capped Value.

•                       You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•                       You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•                       You are willing to accept that a trading market is not expected to develop for the Notes.

The Notes may not be appropriate investments for you if:

•                       You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•                       You are seeking principal protection or preservation of capital.

•                       You seek a return on your investment that will not be capped at a percentage that will be between 15.00% and 19.00%.

•                       You seek interest payments or other current income on your investment.

•                       You want to receive dividends or other distributions paid on the stocks included in the Index.

•                       You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the Notes. The Basket Component Indices are described in the section below. Each Basket Component Index will be assigned a weighting on the Pricing Date, as set forth in the table below. With the Starting Value of the Basket being set to 100, the weighting assigned to each Basket Component Index will result in an almost equal contribution to the value of the Basket on the Pricing Date.

The respective publishers of the Basket Component Indices have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of SEK or of holders of the Notes into consideration for any reason. These respective publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes. All disclosure contained in this term sheet regarding any Basket Component Index, including with limitation, its make-up, method of calculation and changes in components has been derived from publicly available information prepared by the distributor of the Basket Component Index. Neither SEK nor MLPF&S have independently verified the accuracy or completeness of that information.

For more information on the Basket, please see the section entitled “The Market Measure—Baskets” in the product supplement ARN.

If December 20, 2007 was the Pricing Date, for each Basket Component Index, the initial weighting, the closing level, the hypothetical Multiplier and the initial contribution to the Basket level would be as follows:

Basket Component Index	Bloomberg Symbol	Region	Initial Weighting	Closing Level(1)	Hypothetical Multiplier(2)	Initial Basket Level Contribution

S&P 500® Index	SPX	United States	33.34%	1,460.12	0.02283374	33.34

Dow Jones EURO STOXX 50SM Index	SX5E	Europe	33.33%	4,314.70	0.00772475	33.33

Nikkei 225® Index	NKY	Japan	33.33%	15,031.6	0.00221733	33.33

Starting Value						100.00

(1)                                This is the closing level of each Basket Component Index on December 20, 2007

(2)                                The hypothetical Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on December 20, 2007 and rounded to eight decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.

While historical information on the Basket will not exist before the Pricing Date, the following graph sets forth the hypothetical historical performance of the Basket in the period from January 2002 through November 2007, based upon historical levels of each Basket Component Index, the hypothetical Multipliers and a Basket value of 100 on December 20, 2007. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the Notes.

The information on the Basket provided in this document should be read together with the discussion under the heading “The Market Measure—Baskets” beginning on page PS-16 of the product supplement ARN.

The Basket Component Indices

S&P 500 Index

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 30, 2007, 425 companies or 83.9% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange; 75 companies or 16.1% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and no companies traded on the American Stock Exchange. As of November 30, 2007, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 74% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index, with the approximate percentage of the market capitalization of the S&P 500 Index included in each group as of November 30, 2007 indicated in parentheses: Consumer Discretionary (8.8%); Consumer Staples (10.3%); Energy (11.9%); Financials (18.5%); Health Care (12.3%); Industrials (11.6%); Information Technology (16.3%); Materials (3.3%); Telecommunication Services (3.5%); and Utilities (3.6%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

The following graph sets forth the historical performance of the S&P 500 Index in the period from February 2002 through November 2007. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time over the term of the Notes. On December 20, 2007, the closing level of the S&P 500 Index was 1,460.12.

All disclosure contained in this term sheet regarding the S&P 500 Index, including, without limitation, its mark-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the S&P 500 Index or any successor index.

Computation of the S&P 500 Index

While S&P currently employs the following methodology to calculate the S&P 500 Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the amount an investor receives on the maturity date of the Notes.

Historically, the market value of any underlying stocks included in the S&P 500 Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P 500 Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500 Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500 Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•                       holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•                       holdings by government entities, including all levels of government in the United States or foreign countries; and

•                       holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor(“IWF”) is calculated by dividing (x) the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by (y) the total shares outstanding. The float-adjusted index is then calculated by dividing (w) the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by (z) the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the “base period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it serves as a link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index.

S&P 500 Index Maintenance

S&P 500 Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs.

To prevent the level of the S&P 500 Index from changing due to these corporate actions, all corporate actions which affect the level of the S&P 500 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value of an individual company the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index is not caused by the corporate action of an individual company. All index divisor adjustments are made after the close of trading and after the calculation of the S&P 500 Index closing level.

Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require divisor adjustments.

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculation agent, the holders of the Notes or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and SEK is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this index supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of the S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to SEK or the Notes. S&P has no obligation to take the needs of SEK or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

The Dow Jones EURO STOXX 50 Index

The Dow Jones Euro STOXX 50 Index was created by STOXX Limited., a joint venture founded by SWX Group, Deutsche Borse AG and Dow Jones & Company, Inc. Publication of the Dow Jones EURO STOXX 50 Index began on February 28, 1998, based on an initial level of the index of 1,000 at December 31, 1991. The Dow Jones EURO STOXX 50 Index was created to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the Dow Jones EURO STOXX 50 Index account for approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the Dow Jones EURO STOXX 50 Index.

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50 Index in the period from February 2002 through November 2007. This historical data on the Dow Jones EURO STOXX 50 Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time over the term of the Notes. On December 20, 2007, the closing level of the Dow Jones EURO STOXX 50 Index was 4,314.70.

All disclosure contained in this term sheet regarding the Dow Jones EURO STOXX 50 Index (“DJ EURO STOXX 50 Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available sources. The information reflects the policies of, and is subject to changes by STOXX Limited (“STOXX”). SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the DJ EURO STOXX 50 Index or any successor index.

The DJ EURO STOXX 50 Index was created by STOXX, a joint venture founded by SWX Group, Deutsche Borse AG and Dow Jones. Publication of the Index began on February 28, 1998, based on an initial level of the Index of 1,000 at December 31, 1991.

The DJ EURO STOXX to Index was created to reflect the market capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the DJ EURO STOXX 50 Index account for approximately 60% of the free-float market capitalization of the Dow Jones DJ EURO STOXX Total Market Index, which in turn accounts for approximately 95% or the free-float market capitalization of the countries with companies eligible for inclusion in the DJ EURO STOXX 50 Index.

The DJ EURO STOXX 50 Index is currently calculated by: (i) multiplying the per share price of each underlying security by the number of free-float adjusted outstanding shares (and, if the stock is not quoted in euros, then multiplying by the related country currency and an exchange factor which reflects the exchange rate between the related country currency and the euro); (ii) calculating the sum of all of all these products (the “DJ EURO STOXX 50 Index Aggregate Market Capitalization”); and (iii) dividing the DJ EURO STOXX 50 Index Aggregate Capitalization by a divisor which represents the DJ EURO STOXX 50 Index Aggregate Market Capitalization on the base of the DJ EURO STOXX 50 Index and which can be adjusted to allow changes in the issued share capital of individual underlying securities, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits, to be made without distorting the DJ EURO STOXX 50 Index. Because of this capitalization weighting, movements in share prices of the underlying securities of companies with relatively greater market capitalization will have a greater effect on the level of the entire DJ EURO STOXX 50 Index than will movements in share prices of the underlying securities of companies with relatively smaller market capitalization.

The weight of each stock that comprises the DJ EURO STOXX to Index is capped at 10% of the DJ EURO STOXX 50 Index’s total free-float market capitalization. The free-float weights are reviewed quarterly.

The composition of the DJ EURO STOXX 50 Index is reviewed annually, and changes are implemented on the third Friday in September, using market data from the end of August as the basis for the review process. Changes in the composition of the DJ EURO STOXX 50 Index are made to ensure that the DJ EURO STOXX 50 Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the DJ EURO STOXX 50 Index are made entirely by STOXX without consultation with the companies represented in the DJ EURO STOXX 50 Index or SEK or Merrill Lynch. The DJ EURO STOXX 50 Index is also reviewed on an ongoing basis, and a change in the composition of the DJ EURO STOXX 50 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. Neither STOXX nor any of its founders is affiliated with ML&Co. nor have they participated in any way in the creation of the Notes.

SEK or Merrill Lynch or its affiliates may presently or from time to time in business with the publishers, owners, founders or creators of the DJ EURO STOXX 50 Index or any of its successors or one or more of the issuers of the underlying securities, including extending loans to, making equity investments in or providing advisory services, including merger and acquisition advisory services, to the publishers, their successors, founders or creators or to any of the issuers. In the course of business with the issuers, Merrill Lynch or its affiliates may acquire non-public information with respect to the issuers. Merrill Lynch may also act as market maker for the common stocks of the issuers. Neither SEK or Merrill Lynch makes any representation to any purchaser of the Notes with respect to any matters whatsoever relating to any of the publishers, their successors, founders or creators or to any of the issuers. Any prospective purchaser of the Notes should undertake an independent investigation of the composition of the DJ EURO STOXX 50 Index does not reflect any investment or sell recommendations of Merrill Lynch or its affiliates.

A representative of an affiliate of Merrill Lynch may from time to time be a member of the STOXX Limited Advisory Committees. STOXX states in its Guide to the Dow Jones STOXX Indexes that STOXX’s Advisory Committee advises the Supervisory Board on matters relating to the DJ EURO STOXX 50 Index. This advisory committee proposes changes in the composition of the DJ EURO STOXX 50 Index to the Supervisory Board and makes recommendations with respect to the accuracy and transparency of the DJ EURO STOXX 50 Index computation. Decisions on the composition and changes in the DJ EURO STOXX 50 Index are reserved to the Supervisory Board.

License Agreement

STOXX and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, or the right to sue the DJ EURO STOXX 50 Index, which is owned and published by STOXX, in connection with certain securities and other products, including the Notes.

The license agreement between STOXX and SEK provides that the following language must be set forth in this index supplement:

“The Dow Jones EURO STOXX 50 Index is proprietary and copyrighted material. The Dow Jones EURO STOXX 50 Index and the related trademarks have been licensed for certain purposes by AB Svensk Exportkredit (SEK), STOXX, Dow Jones and Dow Jones EURO STOXX 50 Index are trademarks of Dow Jones & Company, Inc. and have been licensed for use. STOXX and Dow Jones have no relationship to SEK, other than the licensing of the Dow Jones EURO STOXX 50 Index and the related trademarks for use in connection with the Notes. STOXX and Dow Jones do not:

•                 Sponsor, endorse, sell or promote the Notes.

•                   Recommend that any person invest in the Notes or any other securities.

•                   Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

•                   Have any responsibility or liability for the administration, marketing or marketing of the Notes.

•                  Consider the needs of the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

•                             STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;

The accuracy or completeness of the Dow Jones EURO STOXX 50 Index and its data;

The merchantability and the fitness for a particular purpose or use of the Dow Jones EEURO STOXX 50 Index and its data;

STOXX and Dow Jones will not have liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50 Index or its data;

•                             Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between SEK and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.”

The Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index (the “Underlying Stocks”) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Nikkei 225 Underlying Stock, calculating the sum of all these products and dividing that sum by a divisor. As of October 1, 2007, the divisor was 24.341, and is subject to periodic adjustments. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The following graph sets forth the historical performance of the Nikkei 225 Index in the period from February 2002 through November 2007. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes. On December 20, 2007, the closing level of the Nikkei 225 Index was 15,031.60.

All disclosure contained in this term sheet regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Nikkei, Inc (“Nikkei”) as stated in these sources and these policies are subject to change at the discretion of Nikkei. SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Nikkei 225 Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 24.341 as of October 1, 2007, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei 225 Underlying Stock, so that the share price of each Nikkei 225 Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related Nikkei 225 Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei 225 Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei 225 Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Nikkei 225 Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

The Nikkei 225 Underlying Stocks may be deleted or added by Nikkei. However, to maintain continuity in the Nikkei 225 Index, the policy of Nikkei is generally not to alter the composition of the Nikkei 225 Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei 225 Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, Nikkei will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei to be representative of a market may be added to the Nikkei 225 Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

None of SEK, MLPF&S and Nikkei accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. Nikkei disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9.00 A.M. to 11.00 A.M. and from 1.00 P.M. to 3.00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Notes.

License Agreement

Nikkei and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, of a right to use indices owned and published by Nikkei in connection with some securities, including the Notes.

Nikkei is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by Nikkei. No inference should be drawn from the information contained in this term sheet that Nikkei makes any representation or warranty, implied or express, to SEK, the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. Nikkei has no obligation to take the needs of SEK or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Index. Nikkei is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash Nikkei has no obligation or liability in connection with the administration or marketing of the Notes. The use of and reference to the Nikkei 225 Index in connection with the Notes have been consented to by Nikkei, the publisher of the Index. The copyright relating to the Nikkei 225 Index and intellectual property rights as to the indications for “Nikkei” and the Nikkei 225 Index and any other rights belong to Nikkei, Inc.

Certain U.S. Federal Income Taxation Considerations

See the discussion under the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement ARN. Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•                 Product supplement ARN dated December 27, 2007:

http://www.sec.gov/Archives/edgar/data/352960/000110465907090983/a07-31646_1424b3.htm

•                  Prospectus and Prospectus Supplement dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation) and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.